EXHIBIT (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Six Months Ended August 4, 2007 and July 29, 2006

and for the Most Recent Five Fiscal Years

	Six Months Ended		Fiscal Year Ended
	Aug. 4,	July 29,	Feb. 3,	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,
(millions)	2007	2006	2007	2006	2005	2004	2003
Ratio of Earnings to Fixed Charges
Earnings
Net earnings	$1,337	$1,162	$2,787	$2,408	$3,198	$1,809	$1,623
Earnings from discontinued
operations, net of taxes	-	-	-	-	(75)	(190)	(247)
Gain on disposal of discontinued
operations, net of taxes	-	-	-	-	(1,238)	-	-
Provision for income taxes	841	718	1,710	1,452	1,146	984	851
Earnings from continuing
operations before income tax	2,178	1,880	4,497	3,860	3,031	2,603	2,227
Fixed charges
Interest expense (a)	338	308	646	532	607	569	618
Interest portion of rental expense	46	44	88	84	85	68	48
Total fixed charges	384	352	734	616	692	637	666
Plus: Amortization of capitalized
interest	-	-	2	-	-	-	-
Less: Capitalized interest	(43)	(23)	(49)	(42)	(18)	(8)	(13)
Fixed charges in earnings	341	329	687	574	674	629	653
Earnings available for fixed charges	$2,519	$2,209	$5,184	$4,434	$3,705	$3,232	$2,880
Ratio of earnings to fixed charges	6.55	6.28	7.06	7.21	5.35	5.07	4.33

Note: Computation is based on continuing operations.

(a)  Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense, and is before deductions for capitalized interest.